U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Koly    M.        S.

   (Last)  (First)  (Middle)


   c/o Delcath Systems, Inc., 1100 Summer St.

   (Street)


   Stamford   CT      06905

   (City)   (State)  (Zip)


2. Date of Event Requiring Statement (Month/Day/Year)

   10/19/00


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Delcath Systems, Inc. and "DCTH" (1) and "DCT" (2)


5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   President and Chief Executive Officer


6. If Amendment, Date of Original (Month/Day/Year)

   10/24/00

7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person


* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).





























            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
Common Stock                           36,007           D*

Common Stock                           11,732           I       By son

Common Stock                        1,374,013           I       By Venkol Trust









































































         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------

   Options                                        (3)        01/04      Common stock                                     40,578

   Options                                        (3)        01/04      Common stock                                     20,289

   Options                                        (3)        01/04      Common stock                                     25,396

   Options                                        (3)        12/04      Common stock                                     26,741

   Options                                        (3)        12/04      Common stock                                     26,741

   Warrants                                                 1/16/01     Common stock                                      2,760

   Options                                        (3)        12/05      Common stock                                    102,000

                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------

   Options                                         $4.93             D

   Options                                         $4.93             D

   Options                                         $4.93             D

   Options                                         $2.90             D

   Options                                         $2.90             D

   Warrants                                        $10.87            I**       By Venkol Trust (5)

   Options                                         $3.125            D


Explanation of Responses:

(1) Nadaq symbol.
(2) Boston Stock Exchange symbol.
(3) These options have vested and are presently exercisable.
(4) These warrants are presently exercisable.
(5) The reporting person is a trustee of the Venkol Trust and is deemed the beneficial owner of its shares.

* THIS FORM 3 IS FILED TO CORRECT AN ERROR IN TABLE I RELATING TO THE OWNERSHIP OF 6,007 SHARES SHOWN ON LINE 1 OF TABLE I. SAID SHARES WERE OWNED DIRECTLY AS OF THE FILING DATE.

** IN ADDITION, WARRANTS SHOWN ON LINE 6 OF TABLE II EXPIRED ON 1/16/01.


/s/ M.S. Koly                                       11/09/01
---------------------------------------    --------------------------
**Signature of Reporting Person                       Date



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).